CONTACT GOLD REPORTS Q2 2020 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (August 31, 2020) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOL) is pleased to announce its financial and operating results for the three and six months ended June 30, 2020.

All dollar amounts are presented in Canadian dollars unless otherwise stated.

Highlights and recent developments

  Announced public offering of units of the Company ("Units") at a price of $0.20 per Unit for aggregate gross proceeds of up to $15,000,000 (the "Offering")

  Executed a binding letter of intent (the "LOI") which provides a path to redeem, and therefore eliminate, all or a portion of the Company's currently outstanding preferred shares (the "Preferred Shares"), conditional upon a number requirements, in particular the total aggregate amount of gross proceeds raised pursuant to the Offering

  Raised $1.25 million in a private placement financing (the "Private Placement"), providing the Company with the capital to continue to advance its business as drilling season begins in Nevada

  Commenced trading on the OTCQB Venture Market ("OTCQB") under the ticker symbol "CGOL"

  Announced excellent gold recoveries  from cyanide bottle roll assays from the Stallion and Bowl Zones at the Pony Creek gold project (June 24, 2020)

  Announced results of cyanide bottle roll tests from the Green Springs gold property's Alpha, Bravo and Echo zones; all of which returned excellent gold recoveries (April 21, 2020)

Selected financial data

Details of financial results as at and for the three and six months ended June 30, 2020, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the "Interim Financial Statements") as prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), and MD&A for the corresponding period, copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

	Three months ended		Six months ended
Attributable to shareholders:	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Loss for the period	$692	$3,665	$3,394	$5,442
Other comprehensive loss (gain)	$1,543	$817	$(1,824)	$1,635
Loss and comprehensive loss	$2,235	$4,482	$1,570	$7,077
Basic and diluted loss per share	$0.01	$0.06	$0.05	$0.10

	As at June 30, 2020	As at December 31, 2019
Cash	$611,467	$844,169
Working capital	$261,938	$737,309
Total assets	$41,180,619	$39,675,218
Current liabilities	$571,100	$501,434
Preferred shares	$14,705,352	$13,246,524
Shareholders' equity	$23,832,374	$23,957,436

Losses attributable to shareholders for the three and six months ended June 30, 2020 of $0.69 million and $3.39 million, respectively (2019: $3.66 million and $5.44 million respectively), reflect primarily (i) exploration and evaluation of the Company's exploration property interests of $0.33 million and $0.67 million for each of the three- and six-month periods, (ii) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities in aggregate for the three- and six-month periods $0.56 million and $1.10 million, and (iii) non-cash stock-based compensation expense of $0.04 million and $0.15 million for the three- and six-month periods, net of a fair value gain recognized on the embedded derivatives within the Preferred Shares of $0.34 million and $0.45 million for the three- and six- month periods.

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During the six months ended June 30, 2020, exploration and evaluation expenditures were predominantly related to activity at Green Springs property, including the evaluation and review of data generated through 2019 and planning for the commencement of the 2020 program.  Approximately $0.61 million in expenditures had been incurred through June 30, 2020 for exploration at Green Springs and at Pony Creek (in aggregate through June 30, 2019, $1.44 million; 2018: $1.60 million).

Other comprehensive gain/loss attributable to shareholders for the three- and six-month period ended June 30, 2020 was loss of $1.54 million and gain of $1.82 million (three and six months ended June 30, 2019 loss of $0.82 million and $1.64 million respectively).  The other comprehensive loss or gain in a given period reflects primarily the foreign currency impact arising on the carrying value of the Company's exploration property portfolio, whereby the gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

Net cash operating outflows for the six-month period ended June 30, 2020 of $1.37 million reflects primarily (i) ongoing activity and exploration at Pony Creek, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors (June 30, 2019: $2.52 million).

The Company's has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred.  Total assets at June 30, 2020 comprised primarily: exploration and evaluation assets of $40.25 million, and $0.61 million in cash.  At December 31, 2019 total assets primarily comprised exploration and evaluation assets of $38.36 million, and $0.84 million in cash.

Total liabilities at June 30, 2020 include $14.71 million in value for the Preferred Shares (December 31, 2019: $13.25 million), and payables and accruals of $0.53 million (December 31, 2019: $0.47 million).  The accounting value of the Preferred Shares reflects both a "host" component of the instrument and certain embedded derivatives.  The values of each will change from period-to-period, reflecting accretion of the host obligation and the impact of foreign currency changes on the host, and (ii) a fair value adjustment and the impact of foreign exchange on the embedded derivatives.

Accumulated other comprehensive gain of $0.43 million at June 30, 2020 (December 31, 2019: $1.40 million loss) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's portfolio of exploration properties.

About Contact Gold Corp.

Contact Gold's extensive land holdings are on Nevada's Carlin, Independence and Cortez gold trends which host numerous gold deposits and mines. Contact Gold's land position, including the Pony Creek and Green Springs gold projects comprises approximately 140 km2 of target-rich mineral tenure hosting numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage (the "Contact Gold Properties").

All of the Contact Gold Properties are early-stage exploration properties and do not contain any mineral resource estimates as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). There has been insufficient exploration to define a mineral resource estimate at any of Contact Gold Properties.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

John Glanville Director, Investor Relations glanville@contactgold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to planned expenditures through the remainder of the year, the anticipated exploration activities of the Company at Pony Creek, Green Springs or any of the other Contact Gold Properties, including the receipt in a timely manner of regulatory and other required approvals and clearances, including the approval of the TSXV, the completion and the nature of the transactions contemplated by the LOI, including the redemption of the Preferred Shares; and the satisfaction of the conditions to the completion of the transactions contemplated by the LOI, including the receipt in a timely manner of regulatory and other required approvals and clearances, including the approval of the TSXV and shareholders of the Company, if required..

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These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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